UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 17, 2006

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 305 - 675 West Hastings Street,
Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Press Release dated March 1, 2006

99.2	Press Release dated April 6, 2006

99.3	Press Release dated April 21, 2006

99.4	Press Release dated April 25, 2006

99.5	Press Release dated May 10, 2006

99.6	Press Release dated May 11, 2006

99.7	Press Release dated May 12, 2006

99.8	Press Release dated May 15, 2006

99.9	Information Circular dated May 4, 2006

99.10	Notice of Annual General Meeting dated May 2, 2006

99.11	Proxy

99.12	Request Card

99.13	Financial Statements for the Quarter ended March 31, 2006

99.14	Management Discussion and Analysis for the Quarter ended March 31, 2006

99.15	Form 52-109F2 Certification of Interim Filings – CEO

99.16	Form 52-109F2 Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: May 17, 2006	By:	/s/ Giulio T. Bonifacio
Giulio T. Bonifacio

	Title:	Executive VP & CFO